Twentyfour/seven Ventures, Inc.

132 W. 11th Avenue

Denver, CO 80204

Securities and Exchange Commission

Washington, D.C. 20549

July 2, 2013

Re:

Twentyfour/seven Ventures, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 3, 2013

File No. 333-186068

Risk Factors, page 9

General

1. We note your response to prior comment 1. Please provide a description of the basis for your belief that there are no past or present employment positions of your directors and officers that may create a conflict of interest. In this regard, we note, by way of example, Mr. Robert Copley, Jr.’s ownership of Pathway Evolutions LLC, which among other things, is a licensed bail agent in Colorado and Mr. Robert Copley, Sr.’s status as a bail bondsman writing under the trade name of Free Time Bail Bonds.

Response: Under Colorado State law, specifically as required by the division of insurance, all bail bonds agents are required to have their own registered business name or DBA attached to their license.  This registered business name travels with the license, and does not affect the bond agent’s employment.  For example, Mr. Robert Copley, Jr.’s bond license operates under the registered business name of Pathway Evolution LLC.  This is not a separate operating company, and cannot present any conflict of interest.  Mr. Robert Copley, Sr. is retired and has not performed any services under Free Time Bail Bonds for the last three years.

Description of Business, page 20

2. We refer to prior comment 8 and note that pursuant to the agreement with Bankers Insurance Company, Mr. Ficarra serves as the supervising agent for Twentyfour/seven Ventures. We also note, however, that Mr. Ficarra has signed on behalf of A Alpha Bail Bonds, LLC as “Manager/Member” and “Indemnitor.” Please provide additional disclosure describing each of Mr. Ficarra’s roles with A Alpha Bail Bonds, LLC.

Response: A Alpha Bail Bonds, LLC is the registered business name for Mr. Ficarra’s bail agent license, and is a fully owned subsidiary of the registrant.  Additional disclosure has been provided describing Mr. Ficarra’s role as an indemnitor.  Each agent operates as an independent contractor and issues bonds under their own registered business name.  Mr. Ficarra indemnifies these issuances, and A Alpha accepts the liability for the bond.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

3. As previously requested in our prior comment 10 as well as in comment 13 to our letter dated February 13, 2013, please revise your results of operations disclosures to provide a more detailed discussion of the reasons for the material changes in each of your income statement line items. For example, please quantify the factors that impact the change in revenues, such as the number of new agents hired. In addition, revise to provide both a qualitative and quantitative discussion of the material factors affecting the changes between periods to other line items such as cost of sales and general and administrative expenses. We refer you to Item 303(a)(3) and Instruction 4 to Item 303(a) of Regulation S-K.

Response: The disclosure has been revised to provide a more detailed discussion of the reasons for the material changes in each of the income statement line items.

Certain Relationships and Related Transactions, page 32

4. It appears that the amount of the two notes payable to shareholders for a total of $75,000 exceeds one percent of the average of your total assets at year end for the last two completed fiscal years. Tell us why you have not provided the information required by Item 404(d) of Regulation S-K.

Response: The required information has been provided.

Notes to Financial Statements

Note 4. Income Taxes, page 48

5. Please explain further the following as it relates to the revised disclosures in Note 4 in response to our prior comment 14:

 - Tell us what comprises the deferred tax liability for “cash vs. accrual” items;

 - You state that the deferred tax assets related to loss carryforwards was $766 and $0 at December 31, 2011 and 2012, respectively and yet you disclose deferred tax assets for net operating loss carryforwards of $6,432 and $766 for these periods. Please explain or revise your disclosures accordingly; and

 - You state that the change in the valuation allowance was $6,954 and $766 for the years ended December 31, 2011 and 2012, respectively. Tell us how you reflected this change in your rate reconciliation table or revise accordingly.

Response: The Company has made a detailed review of book/tax differences between the 2011 and 2012 tax returns and its audited account balances for the same periods. Both tax returns were prepared well before any audit was conducted, and prepared on a cash basis. After review, the Company has revised Footnote 4 by moving deferred items up to permanent differences, as it appears there is little likelihood of various estimates or judgments used in the preparations of the tax returns being reversed in the future. The expense estimates of $5,258 in 2011 consist primarily of consulting fees not taken as such by the tax accountant. After spending considerable amounts of time on this footnote, the Company believes the presentation is reasonably accurate and understandable.

The Company wishes to note that there is nothing material about its income tax position at either end 2011 or 2012. Materiality for the 2011 audit is around $7,100 and for 2012 $11,200. Even a 100% tax rate on the Company’s 2011 earnings of $5,269 would not be material to the financial statements. The Company’s 2012 tax of $1,210 can be moved back to 2011, or forward to 2013 and no material difference to the financial statements will result.

Note 7. Notes Payable, page 49

6. We note from your revised disclosures on page 24 that the notes payable to shareholders will be paid once you have pursued equity financing or else they will be covered by the future conversion of stock. Please revise your financial statement footnote disclosures to include a discussion regarding the conditions for repayment and to also describe the conversion terms for these notes.

Response: The disclosures on page 24 were speculative in nature. The Company has no conversion feature on its notes, and no unwritten verbal understanding as to conversion with the noteholders. Other than the note due dates, the Company also has no specific repayment conditions written or verbal with the noteholders. The disclosure has been revised as follows:

‘Our cash balance is $ 16,176 as of March 31, 2013 .  We believe that our cash balance will be sufficient to fund our operations for the fiscal year ended December 31, 2013.   We have two notes payable to shareholders for a total of $75,000 due on June 1, 2013. These notes will be automatically extended pursuant to a verbal agreement.  The Company intends to pay these notes once the registrant has successfully pursued equity financing. Although the Company has no understanding or agreement with its noteholders of any kind regarding conversion, it may in the future approach the noteholders about conversion of debt to stock.’

Part II – Information not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 51

7. We note that you relied upon Section 4(2) of the Securities Act as an exemption for the sales of unregistered securities disclosed in your revised filing. Please revise to briefly describe the facts and circumstances relied upon to make this exemption available. See Item 701(d) of Regulation S-K.

Response:  The disclosure has been revised to indicate the circumstances relied upon for this exemption.

8. For each sale of unregistered securities, describe the services rendered in exchange for such securities, and disclose how you determined that the value of the services rendered was worth the amount of securities issued as consideration for said services. See Item 701(c) of Regulation S-K.

Response: The disclosure has been revised to describe the services rendered and the determination of the value of the shares issued in consideration for said services.

Item 16. Exhibits and Financial Statement Schedules, page 52

9. In response to prior comment 11, you indicate that the notes payable are extended automatically pursuant to a verbal agreement. Please file as exhibits any agreements relating to the two notes payable to shareholders as well as a written description of the oral agreement to automatically extend the notes payable pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For guidance, see Question 146.04 of Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: There are no written agreements relating to the two notes payable.  As discussed during the phone call on July 1, 2013, the entirety of the agreement is described in the disclosure.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Twentyfour/seven Ventures Inc.

/s/Robert M. Copley, Jr.

Robert M. Copley, Jr.

Chief Executive Officer

Chief Financial Officer

July 2, 2013